Filer: Howard Schultz & Associates International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                Subject Company: Howard Schultz & Associates International, Inc.
                                                   Commission File No. 000-28000



                  THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.

                               INVESTOR FACT SHEET
                                     Q2 2001

                                CORPORATE PROFILE
[GRAPHIC]

     The Profit Recovery Group International, Inc. (Nasdaq: PRGX) is a leading worldwide provider of recovery audit services, with 2,500 clients in 34 countries. Using proprietary software and expert audit methodologies, PRG industry specialists review client invoices, purchase orders, receiving documents, databases, and correspondence files to recover lost profits due to overpayment or under-deductions. The company is retained on a pay-for-performance basis, receiving a percentage of each dollar recovered.


                                                     SECOND QUARTER 2001 RESULTS*
                                                                Three months                     Six months
                                                                 ended 6/30                      ended 6/30

                                                                 2001          2000                2001          2000
(in millions, except EPS)
Revenues..........................................              $76.8         $76.7              $142.3        $140.6
Operating Income..................................                6.3          13.6                 6.6          16.2
EBITDA............................................               11.9          19.7                18.1          28.3
Net Income........................................                2.7           6.6                 1.7           7.2
Diluted EPS.......................................              $0.06         $0.13               $0.04         $0.14
Cash Flow from Operations.........................                8.1           2.6                 3.8         (1.4)

*Results from continuing operations, excluding non-recurring charges


                              INVESTMENT RATIONALE

Focus on Accounts Payable

     PRG has realigned operations to focus on what it has always done best - accounts payable recovery auditing - and is in the process of divesting of most other non-core businesses. Proceeds will be used to pay down debt. PRG is dedicated to restoring sustained and profitable corporate growth from its core Accounts Payable operations, a business model with attractive characteristics including strong operating cash flow generation and a significant portion of recurring revenues.

Large Market Potential

     While PRG has a prominent position in today's US Accounts Payable market, increasingly complex business trends, including consolidation, price volatility, larger transaction volumes, global commerce, and web-based procurement, are significantly expanding future market opportunities. With a strong client base, PRG is well-positioned to capitalize on additional business opportunities from both new and existing clients. Internationally, audit recovery services are still in their infancy, and the market potential is significant.

Proven Services Offering

     PRG's highly trained audit specialists use sophisticated proprietary technology and advanced techniques and methodologies to recover unrealized profits. The Company has developed proven audit techniques that allow for increased identification of transaction errors, benchmarketing of a client's results against industry standards, and recommendations for process improvement.

Leveraging Technology

     The adoption of EDI in the early 1990's was a key factor in the growth of the industry since it provided electronic purchase information at the line-item level and allowed for automation of much of the audit process. Increased use of the Web in business-to-business commerce is expected to increase the availability of electronic data, providing PRG with increased profit recovery potential, new markets to address, and greater efficiencies in service delivery.

Planned Combination with Howard Schultz & Associates

     PRG's planned acquisition of Howard Schultz & Associates International, Inc. (HS&A) is a significant milestone in PRG's evolution. As the world of technology continues to rapidly evolve, and the volume of business transactions processed continues to grow, significant investments and resources are required to service our client's businesses. Combining forces with HS&A is a natural extension of PRG's strategy of focusing on its core Accounts Payable business. The resulting combination is expected to be able to offer more comprehensive accounts payable recovery audit services and leverage a vast base of knowledge and expertise to further extend and innovate our service offering within the accounts payable market.

                              STRATEGIC GROWTH PLAN

Key Strategic Growth Initiatives:

o    Align  service  levels  to  meet  client  needs  while  maximizing   profit
     potential.

o Maximize audit effectiveness by deploying best practices and focussed business analysis across audit teams.

o    Increase investment in highest-potential international markets.

o Employ a linked sales and operations approach to drive profitable new client acquisition and expand profitable growth in existing ones.

o Focus technology development to enable most effective and profitable service delivery.

Planned Combination with Howard Schultz and Associates:

     On July 26, 2001, PRG and HS&A announced they had entered into a letter of intent under which PRG would acquire the privately-held HS&A companies in an all-stock transaction. Upon completion of the transaction, the combined company will be renamed PRG-Schultz and headquartered in Atlanta.

Transaction Summary:

o PRG expects to issue approximately 14.6 million shares and assume vested `in the money' stock options equal to approximately 0.5 million additional shares of PRG stock for purposes of calculating fully diluted EPS, based on 7/25/01 closing price of $10.51.

o    PRG expects to assume approximately $32-37 million HS&A debt.

o PRG expects to assume or incur approximately $13-14 million in additional debt to acquire HS&A UK and German licensees.

o The transaction is subject to execution of a definitive agreement, approval of both companies shareholders, approval of PRG's bank syndicate including modifications of credit agreement, and customary regulatory approvals.

o Following closing, expected in Q4 2001, current PRG shareholders will own approximately 77% of combined company, while HS&A and affiliates will own approximately 23%.

[GRAPHIC] "This combination makes perfect sense," said John Cook, chief executive officer of PRG. "It is consistent with our strategy to focus on our core Accounts Payable recovery audit services; it reflects the trends of consolidation and globalization in the industries we serve; our strategic initiatives are as applicable to HS&A as they are to PRG; and we have complementary strengths in the accounts payable arena. Our two businesses mirror each other in such a way as to allow significant operating synergies. Following the closing and a transition period of about 12-18 months, we anticipate that the combined company can achieve annualized revenue and earnings growth of approximately 15% and 20%, respectively, and EBITDA margins of over 20%."

-------------------------------------------------------------------
 SHAREHOLDER INFORMATION
-------------------------------------------------------------------

Industry Sector:  Business Services

Exchange/Symbol:  (Nasdaq: PRGX)

Price 7/27/01:    $10.53

52-Week Price Range:       $3.06 - $14.00

Market Capitalization:     $512 million

Shares Outstanding:        48.6 million

Daily volume (3 month average):     342,872

(All share data as of 7/27/01)



Analyst Coverage

Argus Research - Daniel Peris

Barrington Research - Alexander Paris, Jr.

J.P. Morgan H&Q - Adam Holt

Lanyi Research at CIBC Oppenheimer - Hemant Wadhwa

Merrill Lynch - Thatcher Thompson

Robertson Stephens - Andrew Jeffrey

Contact Information:


The Profit Recovery Group       Donald E. (Gene) Ellis, Jr.     Leslie H. Kratcoski
International, Inc.             Chief Financial Officer         Director, Investor Relations
www.prgx.com                    Phone: (770) 779-3900           Phone: (770) 779-3099
                                                                Email: leslie.kratcoski@prgx.com

                                                                                      (Graphic)

Financial Highlights
Years Ended December 31

Income Statement                         2000           1999           1998
Revenues ($MM)                           $297.1         $280.4         $206.9
Operating Income ($MM)                   $33.2          $43.5          $28.9
Net Income ($MM)                         $14.5          $23.6          $16.9
Diluted Earnings per Share               $0.29          $0.48          $0.42
Net Cash from Operating ($MM)            $33.5          $5.5           $15.4


Results  from  continuing  operations,   excluding   non-recurring  charges  and
cumulative effect of accounting charge


Balance Sheet Highlights  (June 30, 2001)

Cash & Equivalents                    $ 12.8 million
Working Capital                      $ 147.0 million
Long-Term Debt                       $ 161.6 million
Shareholders Equity                   $235.5 million
Book Value per Share:                         $ 4.85

Statements made in this document which look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include the possibilities that (i) our announced divestitures may require a longer time to accomplish than we anticipate, or may not be consummated at all, and we may incur additional losses if, upon disposal, we do not receive the prices we anticipate for such businesses and may incur unanticipated further charges as a result of our divestiture initiatives, (ii) the announced intention to dispose of the discontinued operations may result in the loss of key personnel and diminished operating results in such operations, (iii) we may not achieve anticipated expense savings, (iv) our past and future investments in technology and e-commerce may not benefit our business, (v) our Accounts Payable and French Taxation Services businesses may not grow as expected, (vi) our international expansion may prove unprofitable and (vii) we may not be able to successfully complete the acquisition of Howard Schultz and Associates or successfully integrate such firm and achieve the substantial planned post-acquisition synergy cost savings even if the acquisition is completed. If the acquisition of Howard Schultz and Associates is not completed, the Company will incur a substantial charge to operations for cumulative out-of-pocket business combination costs incurred. Other risks and uncertainties that may affect our business include (i) our ability to effectively manage our business during the divestitures and our business integration with Howard Schultz and Associates, (ii) the possibility of an adverse judgment in pending securities litigation, (iii) the impact of certain accounting pronouncements by the Financial Accounting Standards Board or the United States Securities and Exchange Commission, (iv) potential timing issues that could delay revenue recognition, (v) the effect of strikes, (vi) future weaknesses in the currencies of countries in which we transact business, (vii) changes in economic cycles,
(viii) competition from other companies, (ix) the effect of bankruptcies of our larger clients, (x) changes in governmental regulations applicable to us, and other risk factors, detailed in our Securities and Exchange Commission filings, including the Company's Form 10-K filed March 27, 2001. The Company disclaims any obligation or duty to update or modify these forward-looking statements.

Additional Information

PRG and HS&A will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of PRG and HS&A are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PRG free of charge by requesting them in writing from Leslie H. Kratcoski, Director, Investor Relations, PRG International, Inc., 2300 Windy Ridge Parkway, Suite 100N, Atlanta, GA 30339, or by telephone at 770-779-3900. PRG and HS&A, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of PRG and HS&A in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of PRG and HS&A common stock. Information about the interests of directors and executive officers of PRG and HS&A and their ownership of securities of PRG and HS&A will be set forth in the joint proxy statement/prospectus. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.